UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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ASSOCIATED CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

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Class a Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

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045528106

(CUSIP Number of Class of Securities)

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Francis J. Conroy

Associated Capital Group, Inc.

One Corporate Center,

Rye, NY 10580-1422

(203) 629-9595

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

____________________

With a copy to:

Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

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CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On December 19, 2017, GAMCO Investors, Inc. (“GAMCO”) filed a Registration Statement on Form S-4 (the “Registration Statement”) relating to an offer to exchange by Associated Capital Group, Inc. (“AC”) of shares of AC Class A common stock, par value $0.001 per share, which are validly tendered by AC stockholders in the offer and not properly withdrawn (the “exchange offer”), for outstanding shares of GAMCO Class A common stock, par value $0.001 per share, that AC beneficially owns. The preliminary prospectus/offer to exchange included in the Registration Statement is incorporated herein by reference as Exhibit 99.1.

The Registration Statement has not yet been declared effective by the SEC. The exchange offer described in the prospectus/offer to exchange has not yet commenced, and there can be no assurances that AC will commence the exchange offer on the terms described in the prospectus/offer to exchange or at all. If AC commences the exchange offer, the exchange offer will be made solely by a prospectus/offer to exchange, the related letter of transmittal and certain other related materials, which AC will file with the SEC. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the exchange offer. If AC commences the exchange offer, it will file each of the documents referenced herein with the SEC, and, when available, investors may obtain a free copy of them from the SEC at its website www.sec.gov.

Exhibits

99.1       Preliminary Prospectus/Offer to Exchange (incorporated by reference to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on December 19, 2017 (File No. 333-222146)).